Distoken Acquisition Corporation

Unit 1006, Block C, Jinshangjun Park

No. 2 Xiaoba Road, Panlong District

Kunming, Yunnan, People’s Republic of China

(+86) 871 63624579

October 9, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward M. Kelly

Re:	Distoken Acquisition Corporation

Registration Statement on Form S-1

Filed September 15, 2020

File No. 333-248822

Dear Mr. Kelly:

Distoken Acquisition Corporation (the “Company,” “Distoken,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated September 28, 2020 (the “Letter”) regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold italics font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in the marked version of the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Registration Statement on Form S-1 filed September 15, 2020

Our Sponsor may decide …, page 21

1.	We note the added disclosure here. Please revise to disclose whether shareholders will vote on any extension and whether they will be entitled to redeem their shares in connection with an extension.

We hereby advise the Staff that we have revised the Registration Statement (pages 4, 13, 21 and 63) in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 9, 2020

Our warrant agreement will designate the courts of the State of New York or the United States District Court…, page 28

2.	Revise the disclosure here and under "Warrants" on page 99 regarding the exclusive forum provision to state that there is uncertainty on whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations.

We hereby advise the Staff that we have revised the Registration Statement (pages 28 and 99) in response to the Staff’s comment.

* * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Distoken’s legal counsel, Richard I. Anslow, Esq. or Joshua N. Englard, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

DISTOKEN ACQUISITION CORPORATION.

By:	/s/ Jian Zhang
Name:	Jian Zhang
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Graubard Miller